UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value U.S. $.001 per Share
 (Title of Class of Securities)

4455421030

(CUSIP Number)

Lawrence H. Guffey The Blackstone Group 40 Berkeley Square London W1J 5AL, U.K. +44 20 7451 4000	Richard Wilson Apax Partners Worldwide LLP 15 Portland Place London W1B 1PT, U.K. +44 20 7572 6300	Kurt Björklund Permira Advisers KB Birger Jarlsgatan 12 114 34 Stockholm Sweden +46 8503 122 00

Oliver Haarmann Kohlberg Kravis Roberts & Co. Ltd. 7 Carlton Gardens London SW1Y 5AD, U.K. +44 20 7839 9800	Gustavo Schwed Providence Equity LLP (formerly “Providence Equity Partners Limited”) 78 Brook Street London W1K 5EF, U.K. +44 20 7514 8800

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

This Amendment No. 3 amends and supplements the Schedule 13D filed on January 25, 2006, as amended by Amendment No. 1 and Amendment No. 2 thereto (the “Schedule 13D”), by Nordic Telephone Company ApS (“NTC”) and the other joint filing persons as described therein. Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Neither the filing of this Amendment No. 3 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that any such person is the beneficial owner of any of the shares of Hungarian Telephone and Cable Corp. (the “Issuer”) referred to herein for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On June 30, 2008, TDC issued a press release which is attached as an exhibit hereto and deemed to be incorporated by reference herein.”

Item 7. Materials to be Filed as Exhibits

The following document is hereby filed as exhibit:

Exhibit	Description

Ex-99.16

Press release by TDC A/S, dated June 30, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2008

NORDIC TELEPHONE COMPANY APS
By:	/s/ Richard Wilson

Richard Wilson
Director

By:	/s/ Oliver Haarmann

Oliver Haarmann
Director

By:	/s/ Gustavo Schwed

Gustavo Schwed
Director

By:	/s/ Lawrence H. Guffey

Lawrence H. Guffey
Director

By:	/s/ Kurt Björklund

Kurt Björklund
Director

NORDIC TELEPHONE COMPANY INVESTMENT APS
By:	/s/ Richard Wilson

Richard Wilson
Director

By:	/s/ Oliver Haarmann

Oliver Haarmann
Director

By:	/s/ Gustavo Schwed

Gustavo Schwed
Director

By:	/s/ Lawrence H. Guffey

Lawrence H. Guffey
Director

By:	/s/ Kurt Björklund

Kurt Björklund
Director

====================================================================

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.

By:	/s/ Adrian Beecroft

Adrian Beecroft
Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-1 L.P.

By:	/s/ Adrian Beecroft

Adrian Beecroft
Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P. Inc.

By:	/s/ Denise Fallaize

Denise Fallaize
Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd.

By:	/s/ Denise Fallaize

Denise Fallaize
Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd.

By:	/s/ Adrian Beecroft

Adrian Beecroft
Authorized Person

For and on behalf of

Apax Angel Syndication Partners (Cayman) GP Ltd acting in its capacity as general partner of

Apax Angel Syndication Partners (Cayman) L.P.

By:	/s/ Mark Cook

Mark Cook
Authorized Signatory

Apax Angel Syndication Partners (Cayman) GP Ltd

By:	/s/ Mark Cook

Mark Cook
Authorized Signatory

=====================================================================

Blackstone NSS Communications Partners (Cayman) L.P.

By Blackstone Communications Management Associates (Cayman) L.P., its General Partner

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Family Communications Partnership (Cayman) L.P.

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Capital Partners (Cayman) IV L.P.

By Blackstone Management Associates (Cayman) IV L.P., its General Partner

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

=====================================================================

Blackstone Capital Partners (Cayman) IV-A L.P.

By Blackstone Management Associates (Cayman) IV L.P., its General Partner

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Family Investment Partnership (Cayman) IV-A L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Participation Partnership (Cayman) IV L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Authorized Person

Blackstone Communications Management Associates (Cayman) L.P.

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Management Associates (Cayman) IV L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone FI Communications Associates (Cayman) Ltd.

By:	/s/ Robert L. Friedman

Robert L. Friedman
Director

Blackstone LR Associates (Cayman) IV Ltd.

By:	/s/ Robert L. Friedman

Robert L. Friedman
Director

/s/ Peter G. Peterson

Peter G. Peterson

/s/ Stephen A. Schwarzman

Stephen A. Schwarzman

=====================================================================

Signed by for and on behalf of

KKR Millennium Fund (Overseas), Limited Partnership

By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner

By: KKR Millennium Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Associates Millennium (Overseas), Limited Partnership

By: KKR Millennium Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Millennium Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR European Fund II, Limited Partnership

By: KKR Associates Europe II, Limited Partnership, its general partner

By: KKR Europe II Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Associates Europe II, Limited Partnership

By: KKR Europe II Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

=====================================================================

Signed by for and on behalf of

KKR Europe II Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Partners (International) Limited Partnership

By: KKR 1996 Overseas Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR 1996 Overseas Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

=====================================================================

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P.	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P.	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
managing limited partner of Permira Europe III GmbH & Co. KG	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Nominees Limited as nominee for	)	Alternate Director
Permira Investments Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as administrator of	)	Alternate Director
Permira Europe III Co-investment Scheme	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P.	)

=====================================================================

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited	)	Alternate Director

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Holdings Limited	)	Alternate Director

=====================================================================

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 1,	)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 2)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 3)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 4)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira (Europe) Limited as manager of	)	Alternate Director
Permira Europe II Co-investment Scheme	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
SV (Nominees) Limited as nominee for	)	Alternate Director
Schroder Ventures Investments Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P.	)	Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira (Europe) Limited Alternate Director	)	Alternate Director

=====================================================================

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.

By: Providence Equity Offshore GP V L.P., the General Partner

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE GP V L.P.

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE PARTNERS IV L.P.

By: Providence Equity Offshore GP IV L.P., the General Partner

By: Providence Equity Partners (Cayman) IV Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

=====================================================================

PROVIDENCE EQUITY OFFSHORE GP IV L.P.

By: Providence Equity Partners (Cayman) IV Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) IV LTD.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OPERATING PARTNERS IV L.P.

By: Providence Equity GP IV L.P., the General Partner

By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE EQUITY GP IV L.P.

By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE EQUITY PARTNERS IV L.L.C.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

=====================================================================

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) L.P.

By: Providence Syndication Partners (Cayman) GP, Ltd., its general partner

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson
Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) GP, LTD.

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson
Authorized Signatory

By:	/s/ Paul J. Salem

Paul J. Salem

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson

By:	/s/ Glenn M. Creamer

Glenn M. Creamer

=====================================================================

To OMX Nordic Exchange Copenhagen A/S

June 30, 2008

Release 13/2008

TDC’s subsidiary HTCC reviews its strategic alternatives

Copenhagen – Today, TDC announces that its 64.6% controlled subsidiary Hungarian Telephone and Cable Corp. (“HTCC”), which is listed on the American Stock Exchange (AMEX: HTC), has retained the investment banking firm of BNP Paribas Corporate Finance to assist it in evaluating strategic alternatives for the company. TDC does not expect to publicly disclose additional information regarding the status of the review of strategic alternatives until the review is completed. There can be no assurances that any particular course of action will be pursued or as to the timing or terms of such alternatives.

For inquiries regarding the above please contact TDC Investor Relations on +45 6663 7680.

TDC A/S

Internet:

Noerregade 21

www.tdc.com

0900 Copenhagen C

E-mail:

Tel. +45 66 63 76 80

investorrelations@tdc.dk

TDC A/S        CVR-nr. 14 77 39 08   Copenhagen

June 30, 2008

HTCC review of strategic alternatives

Release 13-2008

TDC is the leading provider of communications solutions in Denmark with a strong Nordic focus. In the Nordic region TDC has four business units: Business Nordic, Fixnet Nordic, Mobile Nordic and YouSee. TDC’s activities outside the Nordic Region comprise amongst others Sunrise, a leading telecommunications provider in Switzerland, and HTCC, a leading telecommunications provider in Hungary. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 87.9% of TDC, with the remainder of the shares held by individual and institutional shareowners.

TDC listing

Shares: OMX Nordic Exchange Copenhagen A/S

Reuters TDC.CO

Bloomberg TDC DC

Nominal value DKK 5

ISIN DK0010 253335

Sedol 5698790